UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 13, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2015 Annual Meeting of Stockholders and the Proxy Statement of Navios Maritime Holdings Inc. dated October 13, 2015 with respect to such meeting to be held on November 24, 2015.

October 13, 2015

Dear Stockholder,

We cordially invite you to attend our 2015 annual meeting of stockholders to be held at 11:30 a.m., Monaco time, on Tuesday, November 24, 2015, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Holdings Inc. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.

NOTICE OF 2015 ANNUAL MEETING OF STOCKHOLDERS

OCTOBER 13, 2015

TIME: 11:30 a.m., Monaco time

DATE: November 24, 2015

PLACE: Offices of Navios Maritime Holdings Inc., Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect three Class A directors, whose terms, upon election, will expire in 2018.

2.	To ratify the appointment of PricewaterhouseCoopers S.A. (“PricewaterhouseCoopers”) as the company’s independent public accountants for the fiscal year ending December 31, 2015.

3.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on October 9, 2015. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

NAVIOS MARITIME HOLDINGS INC.

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE

MONTE CARLO, MC 98000 MONACO

(011) + (377) 9798-2140

PROXY STATEMENT FOR

NAVIOS MARITIME HOLDINGS INC.

2015 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 24, 2015

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors is soliciting your proxy to vote at the 2015 annual meeting of stockholders and any adjournments of the meeting to be held at 11:30 a.m., Monaco time, on Tuesday, November 24, 2015, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On October 13, 2015, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2015 Annual Report on Form 20-F on the Internet through our website at www.navios.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on October 9, 2015 are entitled to vote at the annual meeting. On this record date, there were 108,127,752 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange under the symbol “NM.”

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class A directors;

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2015;

If any other matter is presented, the proxy card provides that your shares of common stock will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class A director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class A directors. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ non-voted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2015, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors consists of seven directors, who are divided into three classes. As provided in our Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of our three Class A directors expire at the annual meeting. Accordingly, the Board of Directors has nominated John Stratakis, Efstathios Loizos and George Malanga, each of whom is a Class A director, for election as directors whose terms would expire at our 2018 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if we become aware before the election that any of the nominees is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class A Directors to the Board of Directors

Information concerning the nominees for the Class A directors is set forth below:

Name	Age	Position
John Stratakis	50	Class A Director
Efstathios Loizos	53	Class A Director
George Malanga	57	Class A Director

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the

International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 28 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 15 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF JOHN STRATAKIS, EFSTATHIOS LOIZOS AND GEORGE MALANGA AS CLASS A DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 2)

The Board of Directors is submitting for ratification of the appointment of PricewaterhouseCoopers as our independent public accountants for the fiscal year ending December 31, 2015. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2014.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

We are not required to obtain the approval of our stockholders to select our independent accountants. However, in the event that the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee of the Board of Directors will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

October 13, 2015

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME HOLDINGS INC.	2015 Proxy For Annual Meeting of Stockholders

November 24, 2015 11:30 A.M. Monaco Time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲
PROXY	Please mark your votes like this	☒
The Board of Directors recommends a vote FOR the election of the nominees in Proposal 1 and FOR the ratification of PricewaterhouseCoopers in Proposal 2.

	FOR	AGAINST	ABSTAIN

1. Election of Class A Directors (or if any nominee is not available for election, such substitute as the Board of Directors may

designate):

Proposal to elect John Stratakis, Efstathios

Loizos and George Malanga as Class A Directors of the Company, whose terms, upon election, will expire in 2018.

2. Ratification of PricewaterhouseCoopers: Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2015.	☐	☐	☐

	FOR	WITHHOLD VOTE	IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.
01. John Stratakis	☐	☐

	FOR	WITHHOLD VOTE
02. Efstathios Loizos	☐	☐	COMPANY ID:

	FOR	WITHHOLD VOTE	PROXY NUMBER:
03. George Malanga	☐	☐
ACCOUNT NUMBER:

Signature______________________________ Signature______________________________________ Date___________, 2015.

Note: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME HOLDINGS INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS NOVEMBER 24, 2015

NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated October 13, 2015 in connection with the Annual Meeting of Stockholders to be held at 11:30 a.m., Monaco time, on Tuesday, November 24, 2015 at the offices of Navios Maritime Holdings Inc. at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2015 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy, when executed, will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR the election of Directors in Proposal 1 and FOR Proposal 2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

(Continued and to be marked, dated and signed, on the other side)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 13, 2015